EXPENSE LIMITATION AGREEMENT

GPS FUNDS II

AGREEMENT made as of the 30th day of August, 2013, by and between GPS Funds II, a Delaware statutory trust (the “Trust), on behalf of each of its series listed on Schedule A hereto (each, a “Fund” and, together, the “Funds”), and Genworth Financial Wealth Management, Inc., a California corporation (the “Advisor”).

WHEREAS, the Advisor entered into an Investment Advisory Agreement with the Trust, on behalf of each of the Funds, dated April 1, 2011 and amended on September 1, 2012 (the “Old Advisory Agreement”), pursuant to which the Advisor provided, or arranged for the provision of, investment advisory services to each Fund, and for which it was compensated based on the average daily net assets of each such Fund;

WHEREAS, the Trust and the Advisor determined that it was appropriate and in the best interests of each Fund and its shareholders to limit the total expenses of each Fund pursuant to an Expense Limitation Agreement dated March 18, 2011, as amended on September 1, 2012 (the “Old Expense Limitation Agreement”); and

WHEREAS, in connection with a change in ownership of the Advisor effective on the date first written above, the Old Advisory Agreement and the Old Expense Limitation Agreement terminated automatically as required under the Investment Company Act of 1940, as amended and/or by their terms; and

WHEREAS, the Board of Trustees and shareholders of the Trust have each approved a new Investment Advisory Agreement (the “New Advisory Agreement”) with the Advisor effective as of the date first written above to replace the Old Advisory Agreement, and the Board of Trustees of the Trust also approved this Agreement to replace the Old Expense Limitation Agreement, and the parties hereto desire to enter into this Agreement so that the Advisor may continue to  limit the total expenses of each Fund of the Trust; and

WHEREAS, the Trust and the Advisor have determined that it is appropriate and in the best interests of each Fund and its shareholders to continue to limit the total expenses of each Fund to the amount provided for each Fund on Schedule A hereto, as may be amended from time to time.

NOW, THEREFORE, in consideration of the mutual promises and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.           FEE WAIVER AND EXPENSE ASSUMPTION.

The Advisor hereby agrees to waive all or a portion of its advisory fees and, if necessary, to assume certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) of each Fund, to the extent necessary to ensure that net annual fund operating expenses (excluding Distribution (12b-1) Fees, Administrative Service Fees, taxes, interest, trading costs, acquired fund expenses, expenses paid with securities lending expense offset credits and non-routine expenses) do not exceed a specified percentage of the average daily net assets of the Fund, as indicated on Schedule A to this Agreement.

2.           REIMBURSEMENT.

Subject to approval by the Board of Trustees, the Trust, on behalf of each Fund, agrees to reimburse the Advisor any waived fees or expenses assumed for the Fund in later periods; provided, however, that the repayment shall be payable only to the extent that it (1) can be made during the three years after the end of the fiscal year in which the Advisor waived fees or assumed expenses for the Fund under this Agreement, and (2) can be repaid without causing the Total Annual Fund Operating Expenses (excluding Distribution (12b-1) Fees, Administrative Service fees, taxes, interest, trading costs, acquired fund expenses, expenses paid with securities lending expense offset credits and non-routine expenses) of the Fund to exceed any applicable expense limitation that was in place for the Fund at the time of the waiver/assumption of expenses.  The Trust agrees to furnish or otherwise make available to the Advisor such copies of its financial statements, reports, and other information relating to its business and affairs as the Advisor may, at any time or from time to time, reasonably request in connection with this Agreement.

3.           ASSIGNMENT.

This Agreement may not be assigned by the Advisor without the prior consent of the Trust.

4.           DURATION AND TERMINATION.

This Agreement shall remain in effect for an initial period commencing on the date first written above through July 31, 2015 and shall continue in effect from year to year thereafter for any Fund upon mutual agreement of the Trust and the Advisor.  This Agreement shall automatically terminate upon the termination of the New Advisory Agreement between the Advisor and the Trust.

The parties hereto have caused this Agreement to be effective as of the date first written above.

GPS FUNDS II

By: _______________________________

Name & Title:  _______________________

GENWORTH FINANCIAL WEALTH
MANAGEMENT, INC.

By: _______________________________

Name & Title:  _______________________

SCHEDULE A

Fund	Expense Limit*
GuidePathSM Strategic Asset Allocation Fund	0.50%
GuidePathSM Tactical Constrained Asset Allocation Fund	0.50%
GuidePathSM Tactical Unconstrained Asset Allocation Fund	0.60%
GuidePathSM Absolute Return Asset Allocation Fund	0.60%
GuideMarkSM Opportunistic Fixed Income Fund	1.05%
GuideMarkSM Global Real Return Fund	1.05%
GuidePathSM Multi-Asset Income Asset Allocation Fund	0.60%
GuidePathSM Altegris® Diversified Alternatives Allocation Fund	0.50%
GuidePathSM Fixed Income Allocation Fund	0.55%

* As an annual percentage of the Fund’s average daily net assets.